UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A. Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001-80 Company Registry No. (NIRE): 33300275410 Publicly Held Company

NOTICE TO THE MARKET

Contax Participações S.A. (“Contax”), in compliance with BM&FBOVESPA’s official letter GAE/CREM 1327/11 of June 1, 2011 and complementing the Material Fact notice of April 5, 2011, the Call Notice for the Annual and Extraordinary Shareholders’ Meeting and Annex 20 to CVM Rule 481/2009, both dated April 7, 2011 and the Notice to the Market of May 18, 2011, provides the following clarification to its shareholders and the market.

With the approval given by Contax Shareholders’ Meeting held on April 25, 2011, for the direct and indirect acquisition, through its subsidiaries Contax S.A. and Contax Colômbia S.A.S, of all the shares issued by Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A. (“Acquisition”), and considering that the price paid for the Acquisition was 1.5 times higher than the highest of the amounts indicated in Article 256, II of Law 6,404/76 (“Law of Corporations”), shareholders dissenting from the resolution approving the Acquisition were assured of their withdrawal rights. Said right is guaranteed to the holders of common and preferred shares of Contax at the close of trading on April 5, 2011, the date of the Material Fact notice announcing the Acquisition, who held said shares, continuously, until the date of exercise of withdrawal rights, whose period will end on June 30, 2011, pursuant to Article 256, Clause 2 and Article 137, Clauses II and IV of the Law of Corporations.

The reimbursement amount for exercising said right will be six reais and seventy-three centavos (R$ 6.73) per common or preferred shares and was calculated based on the net book value per share of Contax, calculated with December 31, 2009 as the reference date.

Shareholders whose shares are registered in the books of the depositary institution and who wish to exercise their withdrawal rights should visit a Banco do Brasil S.A branch within the period with the following documents:

- INDIVIDUALS: Originals of identity document and CPF, we well as proof of residence and income.

- LEGAL ENTITIES: Originals of CNPJ/MF, Articles of Incorporation or Bylaws and respective amendments, as well as documents of the partners/legal representatives (minutes of the election, CPF, RG and proof of residence and income).

Shareholders wishing to be represented by proxy should, in addition to the above documents, submit the respective powers of attorney containing special powers for the proxy to exercise the withdrawal rights and request the reimbursement of shares, on their behalf.

Shareholders whose shares have been deposited at the Asset Depositary Center of BM&FBOVESPA should contact their custody agents to inform their dissent and request reimbursement, besides submitting the above-mentioned documents within the period stipulated.

Rio de Janeiro, June 3, 2011.

Marco Norci Schroeder Investor Relations Officer Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 06, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.